October 30, 2007

Christian N. Windsor

United States Securities and Exchange Commission

Mail Stop 4563

450 5th Street

Washington, D.C. 20549

RE:	The South Financial Group, Inc. Definitive 14A Filed March 19, 2007 File No. 00-15083

Dear Mr. Windsor:

This letter is provided with respect to the letter dated September 26, 2007 of the United States Securities and Exchange Commission (the “Commission”) sent with respect to the above referenced proxy statement (the “2007 Proxy Statement”).

We will provide our response to your comments on or before the close of business on November 9, 2007.

Should you have any questions regarding this response letter, please contact me at 864-255-4777. Thank you.

Sincerely,

The South Financial Group, Inc.

By:	/s/ William P. Crawford, Jr. William P. Crawford, Jr. Executive Vice President and General Counsel